UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q
☐ Form N-SAR
For Period Ended: November 2, 2002
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
          Restoration Hardware, Inc.

Full Name of Registrant

Former Name if Applicable
          15 Koch Road, Suite J

Address of Principal Executive Office (Street and Number)
          Corte Madera, California 94925

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

     Restoration Hardware, Inc. (the “Company”) was unable to file on schedule its Quarterly Report on Form 10-Q for the quarterly period ended November 2, 2002 (the “Form 10-Q”) due to the Company’s identification of accounting errors concerning its accounts payable and inventory balances as of the end of last fiscal year. Due to the identified accounting errors, the Company currently believes that: (i) its accounts payable liabilities for the fiscal year ended February 2, 2002, originally reported as $34.9 million, have been overstated by up to three percent (3%); and (ii) its merchandise inventories for the fiscal year ended February 2, 2002, originally reported as $62.1 million, have been understated by up to one percent (1%). The result of correcting these errors, the Company now believes, would reduce the net loss available to common stockholders for the fiscal year ended February 2, 2002 from the originally reported amount of $36.7 million, or $1.57 per share, by approximately $0.5 million to $1.2 million, or approximately $0.02 to $0.05 per share.

     The Company previously announced a loss available to common stockholders of $2.4 million, or $0.08 per share, for the thirteen weeks ended November 2, 2002 as compared to a loss available for common stockholders of $8.7 million, or $0.36 per share, for the thirteen weeks ended November 3, 2001. Correcting for the identified accounting errors described above, the Company now believes, would reduce the loss available to common stockholders for the thirteen weeks ended November 2, 2002 by approximately $0.0 million to $0.3 million (approximately $0.00 to $0.01 per share), and the loss available to common stockholders for the thirteen weeks ended November 3, 2001 by approximately $0.0 million to $0.2 million (approximately $0.00 to $0.01 per share).

     The Company is now in the process of confirming the amounts of such identified accounting errors and applying appropriate accounting treatment to such amounts and confirming the results of this work with its independent auditors. As a result of the above, the Company is unable to file the Form 10-Q within the prescribed time period. The Company currently plans to file the Form 10-Q on or before the 5th calendar day following the prescribed due date of the Form 10-Q.

PART IV— OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Kevin W. Shahan	(415)	924-1005

(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [X] No [ ]

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [X] No [ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please see Part III above.

Restoration Hardware, Inc.

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date December 18, 2002	By /s/ Kevin W. Shahan Name: Kevin W. Shahan Title: Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).